SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)


                        America West Holdings Corporation(1)
                           America West Airlines, Inc. (2)
                              -------------------
                                (Name of Issuer)

                         (1) Class A Common Stock, $.01 par value
                         (1) Class B Common Stock, $.01 par value
                         (2) Warrants to Purchase Class B Common
                             Stock of America West Holdings
                           Corporation
                          ----------------------------
                         (Title of Class of Securities)

                                  023657 10 9
                                  023657 20 8
                                  023650 11 2
                                --------------
                                (CUSIP Numbers)


                             Richard J. Cooper, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               March 13, 1997
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 02365 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   1,613,586
              WARRANTS                       0
 NUMBER OF
------------------------------------------------------------
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
   ------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     780,473
              CLASS B COMMON STOCK   1,613,586
              WARRANTS                       0
------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767

--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
---------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


---------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK     7.2%
              WARRANTS                 9.8%

----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
----------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     162,592
              WARRANTS                       0
 NUMBER OF
------------------------------------------------------------
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
   ------------------------------------------------------------
REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      78,644
              CLASS B COMMON STOCK     162,592
              WARRANTS                       0
------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767

--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
---------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


---------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK       7.2%
              WARRANTS                   9.8%

----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
----------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP Nos.  023657 10 9, 023657 20 8, 023650 11 2
          ------------
-----------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

  (a) | x|


  (b) |  |


-----------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

      |--|


-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
-----------------------------------------------------------------
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     170,181
              WARRANTS                       0
 NUMBER OF
------------------------------------------------------------
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
   ------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK      82,314
              CLASS B COMMON STOCK     170,181
              WARRANTS                       0
------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767

--------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK   3,263,768
              WARRANTS                 799,767
---------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES


---------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK       7.2%
              WARRANTS                   9.8%

----------------------------------------------------------------
14   TYPE OF REPORTING PERSON

       PN
----------------------------------------------------------------

     This amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996, Amendment No. 3 filed on February 16, 1996, Amendment No. 4 filed on February 21, 1996, Amendment No. 5 filed on February 27, 1996, Amendment No. 6 filed on May 30, 1996 and Amendment No. 7 filed on June 18, 1996 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer

      Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

      The securities to which this statement relates are (i) the Class A Common Stock, $0.01 par value per share (the "Class A Common") and the Class B Common Stock, $0.01 par value per share (the "Class B Common") of America West Holdings Corporation, a Delaware corporation ("Holdings") and (ii) the Warrants to Purchase Class B Common of America West Airlines, Inc., a Delaware corporation (the "Company"). The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share.

      According to information provided by the Company, effective as of midnight on December 31, 1996, the Company adopted a holding company form of organizational structure. The holding company reorganization was effected pursuant to an Agreement and Plan of Merger among the Company, Holdings and AWA Merger, Inc., a Delaware corporation and wholly owned subsidiary of Holdings ("Merger Sub"), which provided for, among other things, the merger ("Merger") of Merger Sub with and into the Company, with the Company as the surviving corporation. By virtue of the Merger, the Company became a wholly owned subsidiary of Holdings and each issued and outstanding share of Class A Common Stock and Class B Common Stock of the Company was converted into one share of Class A Common and Class B Common, respectively, of Holdings. As a result, each holder of the Company's Class A Common Stock and Class B Common Stock became the owner of the same number of shares of Class A Common and Class B Common, respectively, of Holdings as the number of shares of the Company's Class A Common Stock and Class B Common Stock owned by such stockholder prior to the Merger. Also as a result of the Merger, each Warrant, which prior to the effective time of the Merger entitled the holder thereof the purchase one share of the Company's Class B Common Stock, now entitles the holder of such Warrant to purchase one share of Class B Common of Holdings. The Warrants remain an obligation of the Company.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a) - (b) On March 13, 1997, TPG entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG sold 1,584,915 Warrants to the Company for a total of $11,062,706, representing an amount equal to $6.98 per Warrant. TPG had held 107 of such Warrants as a nominee of Air Partners and 102 of such Warrants as a nominee of TPG Parallel. Such sale is scheduled to close on March 19, 1997. Upon the completion of such sale, TPG will no longer hold any Warrants. A copy of such Warrant Purchase Agreement is attached hereto as Exhibit 2.

      On March 13, 1997, TPG Parallel entered into a Warrant Purchase Agreement with the Company, pursuant to which TPG Parallel sold 159,580 Warrants to the Company for a total of $1,113,868, representing an amount to equal $6.98 per Warrant. Such sale is scheduled to close on March 19, 1997. Upon the completion of such sale, TPG Parallel will no longer hold any Warrants. A copy of such Warrant Purchase Agreement is attached hereto as Exhibit 3.

      On March 13, 1997, Air Partners entered into a Warrant Purchase Agreement with the Company, pursuant to which Air Partners sold 167,028 Warrants to the Company for a total of $1,165,855, representing an amount equal to $6.98 per Warrant. Such sale is scheduled to close on March 19, 1997. Upon the completion of such sale, Air Partners will no longer hold any Warrants. A copy of such Warrant Purchase Agreement is attached hereto as Exhibit 4.

       At the date hereof, TPG has the sole power to vote and dispose of 780,473 shares of Class A Common and 1,613,586 shares of Class B Common. The Class A Common held by TPG represents approximately 65.0% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The Class B Common held by TPG represents approximately 3.6% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company.

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 78,644 shares of Class A Common and 162,592 shares of Class B Common. The Class A Common held by TPG Parallel represents approximately 6.6% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The Class B Common held by TPG Parallel represents approximately 0.4% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company.

     At the date hereof, Air Partners II has the sole power to vote and dispose of 82,314 shares of Class A Common and 170,181 shares of Class B Common. The Class A Common held by Air Partners II represents approximately 6.9% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The Class B Common held by Air Partners II represents approximately 0.4% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company.

      In an amendment to its Schedule 13D filed on June 12, 1996, GPA reported that on May 23, 1996 it closed the sale of all of its 1,384,615 Warrants to the Company for a total of $11,609,996.78, representing an amount per Warrant equal to (a) the difference between a per share price of the Class B Common of $20.125 and $12.74 (the exercise price of the Warrants), plus (b) a premium of $1.00 per warrant. In the same amendment to its
Schedule 13D, GPA reported that it no longer any held any Class A Common, Class B Common or Warrants.

      As a result of, and simultaneously with, such sale, the rights and obligations of GPA under each of the Stockholders' Agreement and the GPA Voting Agreement (other than the obligation for GPA to cause the resignation or removal of its designated director from the Company's board of directors) terminated automatically. Accordingly, the Filing Parties no longer have any understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA, and the Filing Parties and GPA no longer comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

     As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with Continental and Mesa. As a result of these agreements and understandings, the Filing Parties, together with each of Continental and Mesa, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of Continental and

Mesa is contained in separate Schedules 13D (and amendments thereto) filed by each of Continental and Mesa.

      On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by each of Continental and Mesa, the Filing Parties, Continental and Mesa, as a group, beneficially own 1,200,000 shares of Class A Common, 2,464,001 shares of Class B Common, and 799,767 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 5.5% of the 44,593,235 shares of Class B Common outstanding as of February 28, 1997, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 12.8% of the 6,266,384 Warrants outstanding as of February 28, 1997, based on information provided by the Company, after giving effect to the cancellation of Warrants sold to the Company by TPG, TPG Parallel and Air Partners (as reported herein). Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 7.2% of the 45,393,002 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement
Exhibit 2 -- TPG Partners Warrant Purchase Agreeement
Exhibit 3 -- TPG Parallel Warrant Purchase Agreeement
Exhibit 4 -- Air Partners Warrant Purchase Agreeement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: March 19, 1997



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner


                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President